UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                                (Amendment No. )



                           SPARTA SURGICAL CORPORATION
                                (Name of Issuer)


                          $.002 Par Value Common Stock
                         (Title of Class of Securities)


                                   846648 50 9
                                 (CUSIP Number)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 846648 50 9

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Thomas F. Reiner
          S.S. Number ###-##-####

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ]
          (b) [ ]

(3)  SEC Use Only


(4)  Citizenship or Place of Organization

          United States

                           (5)      Sole Voting Power         1,931,595
Number of Shares
Beneficially Owned         (6)      Shared Voting Power       0
by Each Reporting
Person With                (7)      Sole Dispositive Power    1,369,095

                           (8)      Shared Dispositive Power  0

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

          1,931,595

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

(11) Percent of Class Represented by Amount in Row (9)

          29.3%

(12) Type of Reporting Person (See Instructions)

          Individual - IN


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


Item 1(a). Name of Issuer:

               Sparta Surgical Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

               7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566

Item 2(a). Name of Person Filing:

               Thomas F. Reiner

Item 2(b). Address of Principal Business Office or, if none, Residence:

               7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566

Item 2(c). Citizenship:

               United States

Item 2(d). Title of Class of Securities:

               Common Stock

Item 2(e). CUSIP Number:

               846648 50 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or Dealer registered under Section 15 of the Act
               (b) [ ] Bank as defined in section 3(a)(6) of the Act
               (c) [ ] Insurance  Company as defined in section  3(a)(19) of the
               Act
               (d) [ ] Investment Company registered under section 8 of the Investment Company Act
               (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers
               (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund: see 240.13d-1(b)(1)(ii)(F)
               (g) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
               (h) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership:

     If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) Amount Beneficially Owned:

          1,931,595

     (b) Percent of Class:

          29.3%

     (c) Number of shares as to which such person has:

          (i) sole power to vote or to direct the vote

               1,931,595

          (ii) shared power to vote or to direct vote

               0

          (iii) sole power to dispose or to direct the disposition of

               1,369,095

          (iv) shared power to dispose or to direct the disposition of

               0

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of more than Five Percent on Behalf of Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not Applicable.

Item 9. Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            February 5, 1997
                                                            --------------------
                                                            Dated


                                                            /s/ Thomas F. Reiner
                                                            --------------------
                                                            Thomas F. Reiner


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